UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2010

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 20 January 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	20 January 2010
Number	03/10

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT

FOR THE QUARTER ENDED 31 DECEMBER 2009

This report covers the Group’s exploration and development activities for the quarter ended 31 December 2009. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 percent and references to project schedules are based on calendar years.

Development

During the December 2009 quarter Western Australia Iron Ore Rapid Growth Project 4 (RGP4) achieved first production, ahead of schedule and within budget. Klipspruit expansion project (energy coal) in South Africa is essentially complete and has delivered first coal. These projects will not be reported in future Exploration and Development Reports.

The approval of the Antamina Expansion project (base metals) in Peru was also announced on 5 January 2010.

On 18 January 2010 BHP Billiton announced US$267 million (BHP Billiton share) of pre-approval capital expenditure to accelerate the development of the Caval Ridge and Hay Point Coal Terminal Stage 3 Expansion (HPX3) projects. The funds will be used for feasibility studies, the procurement of long-lead time items and initial project activities.

On 20 January 2010 BHP Billiton announced approval for US$240 million (BHP Billiton share 100%) of capital expenditure to support the development of the first stages of the Jansen Potash Project in Saskatchewan, Canada. This pre-approval expenditure will facilitate the early stage work for the establishment of the production and service shafts. The Jansen project is currently being designed to ultimately produce approximately 8 million tonnes per annum of agricultural grade potash, and represents BHP Billiton’s first production of potash.

Future Exploration and Development Reports will disclose progress updates for all projects with US$250 million or above of BHP Billiton share of capital investment, which aligns disclosures with internal approval thresholds. Development projects that are currently disclosed with an investment amount below this threshold will continue to be shown until first production is announced.

Project And Ownership	Share Of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress
Petroleum Projects

Pyrenees (Australia) 71.43% Oil/Gas	1,200	H1 CY10	96,000 barrels of oil and 60 million cubic feet gas per day	On schedule and budget. Floating Production Storage and Offtake (FPSO) arrived on location and commissioning continues. 9 wells completed (7 producers, 1 gas injector and 1 water injector).

Angostura Gas Phase II (Trinidad and Tobago) 45% Gas	180	H1 CY11	280 million cubic feet gas per day	On schedule and budget. Jacket fabrication completed. Topsides fabrication continues.

Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	Schedule and budget under review following advice from operator. West Tuna platform retrofit work continuing.

Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	625	CY11	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day	On schedule and budget. Platform fabrication continues.

North West Shelf CWLH Life Extension (Australia) 16.67% Oil	245	CY11	Replacement vessel with capacity of 60,000 bpd oil	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continues.

North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. Jacket fabrication continuing ahead of schedule.

Minerals Projects

Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	H1 CY11	1.1 million tpa of additional alumina	On schedule and budget. Engineering is near complete, procurement and contracting activities are well advanced and construction is 11% complete.

Antamina Expansion (Peru) 33.75% Copper	435	Q4 CY11	Increases ore processing capacity to 130,000 tpd	Approval announced, see news release dated 5 January 2010.

Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	H1 CY10	26 million tpa of additional iron ore system capacity	First ore produced ahead of schedule. The official opening of the Newman Hub occurred in November 2009.

Iron Ore (Western Australia) RGP5 85% Iron Ore	4,800	H2 CY11	50 million tpa additional iron ore system capacity	On schedule and budget. Engineering is over 85% complete, procurement and contracting activities are well advanced. Construction has reached 25% complete.

Klipspruit (South Africa) 100% Energy Coal	450	H2 CY09	Incremental 1.8 million tpa export thermal coal. Incremental 2.1 million tpa domestic thermal coal	On schedule and budget. Commissioning of coal processing plant is essentially complete. Relocation to new industrial and office complexes successful. Project is 99% complete.

Douglas-Middelburg Optimisation (South Africa) 100% Energy Coal	975	Mid CY10	10 million tpa export thermal coal and 8.5 million tpa domestic thermal coal (sustains current output)	On schedule and budget. Construction activities are progressing well with installation of all mechanical equipment at the ROM Tip complete. Erection of the coal processing plant continues as scheduled. Project is 84% complete.

Newcastle Third Port Project (Australia) 35.5% Energy Coal	390	CY10	30 million tpa export coal loading facility	On schedule and budget. Inbound concrete systems and structures completed with conveyor modules and substation installation progressing well. Project is 88% complete.

MAC20 Project (Australia) 100% Energy Coal	260	H1 CY11	Increases saleable thermal coal production by approximately 3.5 million tpa	On schedule and budget. Coal handling and preparation plant construction commenced in September 2009. Project is 40% complete.

Minerals Exploration

BHP Billiton continues to identify and prioritise various exploration activities. All of the exploration activities are reviewed regularly to ensure that we are capturing value accretive opportunities for future development.

Grassroots exploration continued on copper targets in Chile, Argentina and Zambia; nickel targets in Australia; manganese targets in Gabon; and diamond targets in Canada. Exploration for iron ore, coal, bauxite and manganese was undertaken in a number of regions including Australia, South America, Russia and West Africa.

For the half year ended 31 December 2009, BHP Billiton spent US$239 million on minerals exploration, of which US$220 million was expensed.

Petroleum Exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 December 2009.

Well	Location	BHP Billiton Equity	Status
Knotty Head-2	Green Canyon Gulf of Mexico GC 512	25% BHP Billiton (Nexen operator)	Drilling ahead

Dabakan-1	Sandakan Basin Philippines SC-56	25% BHP Billiton (Exxon operator)	Hydrocarbons encountered

Deep Blue-1	Green Canyon Gulf of Mexico GC 723	31.875% BHP Billiton (Noble operator)	Drilling ahead

Double Mountain-1	Green Canyon Gulf of Mexico GC 555	70% BHP Billiton (operator)	Drilling ahead

Wolverine-1	Laurentian Basin Canada E.L. 1087R	45% BHP Billiton (CoP operator)	Drilling ahead

SE Remora-1	Gippsland Basin Australia VIC/RL4	50% BHP Billiton (Exxon operator)	Drilling ahead

Consistent with BHP Billiton’s growth strategy, the total forecast exploration expenditure for the 2010 financial year has increased by US$200 million to US$800 million. This is primarily due to increased drilling activity.

Petroleum exploration expenditure for the half year ended 31 December 2009 was US$200 million, of which US$75 million was expensed.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Amanda Buckley, Media Relations Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 email: Kelly.Quirke@bhpbilliton.com	Americas Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia